Exhibit 99.3

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION

The following unaudited pro forma consolidated financial information for the financial year ending December 31, 2008 is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the consolidated entities that would have been achieved if the offer made by North American Palladium Ltd. (“NAP”) to purchase all of the outstanding common shares of Cadiscor Resources Inc. (“Cadiscor”) dated March 31, 2009, (the “Offer”) had been completed during the period presented, nor is the selected pro forma consolidated financial information necessarily indicative of the future operating results or financial position of the consolidated entities. The pro forma consolidated financial information does not reflect and does not give effect to (1) any special items such as integration costs which may be incurred as a result of the acquisition, or (2) operating efficiencies, cost savings and synergies that are expected to result from the acquisition.

Interim pro forma financial statements for the period ending March 31, 2009 are unable to be prepared and included in this prospectus as at the date hereof since Cadiscor has not filed or prepared its interim financial statements for the corresponding first quarter interim period, which would be required for such preparation.  Similarly, interim financial statements of Cadiscor for the first quarter interim period have not been incorporated by reference in this prospectus since they have not been filed by Cadiscor as at the date hereof. While NAP anticipates that it will hold all the outstanding common shares of Cadiscor at the end of May 2009, as of the date hereof Cadiscor is a separate and unrelated entity and there is no agreement between NAP and Cadiscor that would accord NAP a right to require the production of interim financial statements of Cadiscor for the relevant period prior to the timetable prescribed by law.

To NAP’s knowledge, there has not been a material change of the business of either NAP or Cadiscor that would result in the following unaudited pro forma consolidated financial information being inaccurate or incomplete in any material respect, especially since both of the mines of NAP and Cadiscor capable of production have been placed on care and maintenance for the entire first interim period of 2009.

NORTH AMERICAN PALLADIUM LTD.

PRO FORMA CONSOLIDATED BALANCE SHEET

As at December 31, 2008

(unaudited)

(thousands of Canadian dollars)

	NAP	Cadiscor	Pro Forma Adjustments (Note 3(a))	Pro Forma NAP
ASSETS
Current assets
Cash and cash equivalents	$43,068	$2,276	$(900)	$44,444
Concentrate awaiting settlement, net	43,051	—	—	43,051
Taxes recoverable	638	528	—	1,166
Inventories	16,590	—	—	16,590
Other assets	3,193	364	—	3,557
Total current assets	106,540	3,168	(900)	108,808
Mining interests, net	31,640	11,126	25,048	67,814
Mine restoration deposit	8,724	1,769	—	10,493
Deferred expenditures	—	6,553	(6,553)	—
Total assets	$146,904	$22,616	$17,595	$187,115

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$13,996	730	$500	15,226
Current portion of obligations under capital leases	1,992	—	—	1,992
Current portion of long-term debt	4,430	7	—	4,437
Total current liabilities	20,418	737	500	21,655

Mine restoration obligation	8,455	1,769	—	10,224
Obligations under capital leases	1,130	—	—	1,130
Long-term debt	—	3,378	(3,348)	30
Future income tax liability	—	1,346	2,201	3,547
	30,003	7,230	(647)	36,586
Shareholders’ equity
Common share capital and purchase warrants	485,386	15,164	17,924	518,474
Stock options	2,305	2,091	(1,551)	2,845
Equity component of convertible debenture	—	152	(152)	—
Contributed surplus	12,336	577	(577)	12,336
Deficit	(383,126)	(2,598)	2,598	(383,126)
Total shareholders’ equity	116,901	15,386	18,242	150,529
	$146,904	$22,616	$17,595	$187,115

C-1

NORTH AMERICAN PALLADIUM LTD.

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Year ended December 31, 2008

(unaudited)

(thousands of Canadian dollars)

	NAP	Cadiscor	Pro Forma Adjustments	Note 3	Pro Forma NAP
Revenue – before pricing adjustments	$148,428	$—	$—		$148,428
Pricing adjustments:
Commodities	(38,633)	—	—		(38,633)
Foreign exchange	15,696	—	—		15,696
Revenue – after pricing adjustments	125,491	—	—		125,491

Operating expenses
Production costs	115,037	—	—		115,037
Inventory pricing adjustment	3,875	—	—		3,875
Smelter treatment, refining and freight costs	19,325	—	—		19,325
Amortization	36,026	—	—		36,026
Asset impairment charge	90,000	—	—		90,000
Insurance recovery	(13,800)	—	—		(13,800)
Loss on disposal of equipment	2,466	—	—		2,466
Asset retirement costs	321	—	—		321
Total operating expenses	253,250	—	—		253,250
Loss from mining operations	(127,759)	—	—		(127,759)

Other expenses
General and administration	7,666	1,473	—		9,139
Exploration	23,070	—	693	b	23,763
Interest and other financing costs	3,443	(112)	—		3,331
Foreign exchange loss (gain)	971	—	—		971
Total other expenses	35,150	1,361	693		37,204
Loss before taxes	(162,909)	(1,361)	(693)		(164,963)
Income and mining tax recovery	(2,230)	(733)	(207)	c	(3,170)
Net loss and comprehensive loss for the year	(160,679)	(628)	(486)		(161,793)
Net earnings per common share
Basic	$(1.94)				$(1.61)
Diluted	$(1.94)				$(1.61)

NORTH AMERICAN PALLADIUM LTD.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in thousands of Canadian dollars, except per share amounts)

1.             BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements of North American Palladium Ltd. (“NAP”) have been prepared in accordance with generally accepted accounting principles in Canada. These unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of NAP and Cadiscor Resources Inc. (“Cadiscor”) as at and for the year ended December 31, 2008, including the related notes thereto.

The unaudited pro forma consolidated financial statements have been prepared assuming that the acquisition of Cadiscor had been completed as of January 1, 2008 for the consolidated statements of operations and comprehensive loss and as of December 31, 2008 for the consolidated balance sheet.

These unaudited pro forma consolidated financial statements are not intended to reflect the financial position and results of operations which would have actually resulted had the transaction and other adjustments been effected on the dates indicated. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained by NAP in the future.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of NAP for the year ended December 31, 2008 which, based on publicly available information, are assumed to be substantially similar to the significant accounting policies, except for the accounting treatment of exploration expenses, as set out in the audited consolidated financial statements of Cadiscor for the year ended December 31, 2008.

3.             PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma consolidated financial statements include the following pro forma assumptions and adjustments:

(a)                 The acquisition is accounted for using the purchase method of accounting, whereby Cadiscor’s assets and liabilities are revalued to their fair value. NAP’s assets and liabilities are not revalued. The pro forma adjustments reflect NAP’s acquisition of 100 per cent of Cadiscor’s net assets at their fair values as at December 31, 2008 and the accounting for Cadiscor as a wholly-owned subsidiary and the elimination, for consolidation purposes, of its shareholders’ equity. The determination of the purchase price, based on management’s preliminary estimate, is as follows:

Purchase Price

Consideration in NAP common shares	$27,016
Consideration in NAP options issued	815
Consideration in revised warrants issued	1,152
Consideration in NAP common shares on conversion of debenture	4,645
Transaction costs	900
Total	$34,528

The purchase price was calculated using a price of $1.89 for each NAP common share issued which represents the five day weighted average closing NAP share price over the five-day period extending from March 27,  2009 to April 2, 2009, the two days before and two days after the date of announcement.

The allocation of the purchase price, based on management’s preliminary estimate, is as follows:

Allocation of Purchase Price

	Book Value	Fair Value Increment	Purchase Price Allocation
Assets
Cash and cash equivalents	$2,276	—	$2,276
Taxes recoverable	528	—	528
Other assets	364	—	364
Mining interests	11,126	25,048	36,174
Mine restoration deposit	1,769	—	1,769
Deferred expenditures	6,553	(6,553)	—
Total assets	$22,616	$18,495	$41,111
Liabilities
Other current liabilities	737	500	1,237
Long-term debt	3,378	(3,348)	30
Future income tax liability	1,346	2,201	3,547
Mine restoration obligation	1,769	—	1,769
Total liabilities	7,230	(647)	6,583
Total net assets purchased	$15,386	$19,142	$34,528

This allocation is based upon preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. This allocation also assumes that the conversion of the debenture outstanding in Cadiscor will occur and that Cadiscor will incur transaction costs of $500. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation as further analysis is completed. The actual allocation of the purchase price may result in different adjustments being expensed in the consolidated statement of operations and comprehensive loss. To the extent that the purchase price is not allocated to the assets acquired and liabilities assumed in the final purchase price allocation, the balance will represent goodwill. If any amounts are allocated to goodwill, it may change the future tax impact of the transaction as presented above.

(b)                The adjustment to exploration expenses reflects the expensing of exploration costs in compliance with NAP’s accounting policies.

(c)                 The adjustment reflects the tax effect on the above adjustments.

4.             ITEMS NOT ADJUSTED

The pro forma consolidated financial information does not reflect and does not give effect to (1) any special items such as integration costs which may be incurred as a result of the acquisition (2) operating efficiencies, cost savings and synergies that are expected to result from the acquisition.

5.             PRO FORMA EARNINGS PER SHARE

Earnings per share computation for the year ended December 31, 2008

Basic and diluted pro forma earnings per share computation
Numerator:
Pro forma net loss (thousands of dollars)	$161,793
Denominator (thousands of shares):
NAP shares outstanding	82,840
Common shares issued to Cadiscor shareholders	14,938
Convertible debentures	2,457
Pro forma weighted-average common shares outstanding	100,235
Basic and diluted pro forma loss per common share	$1.61